Exhibit 21.1

List of Subsidiaries of My Size, Inc.:

Name	Jurisdiction of Incorporation/Formation
My Size Israel 2014 Ltd.	Israel

Topspin Medical (Israel) Ltd.	Israel

My Size LLC	Russian Federation

Orgad International Marketing Ltd.	Israel

Naiz Bespoke Technologies, S.L	Spain

Rotrade Ltd.	Israel